UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 18)

STATS ChipPAC Ltd.
(Name of Issuer)
Ordinary Shares, including Ordinary Shares represented by
American Depositary Shares (each representing ten Ordinary Shares)
(Title of Class of Securities)
American Depositary Shares
(CUSIP: 85771T104)
(CUSIP Number)
Lena Chia, Director
Singapore Technologies Semiconductors Pte Ltd
60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
238891
Singapore
Telephone: (65) 6890-7188
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
COPY TO:
David W. Hirsch
Cleary Gottlieb Steen & Hamilton LLP
One Garden Road
Bank of China Tower
Hong Kong
Telephone: (852) 2532-3731
December 12, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURES

CUSIP No.	85771T104

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Singapore Technologies Semiconductors Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC and AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Singapore

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,845,544,189

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,845,544,189

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,845,544,189

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	84.18%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	85771T104

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Temasek Holdings (Private) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Singapore

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,845,544,189

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,845,544,189

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,845,544,189

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	84.18%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO and HC

     This Amendment No. 18 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 23, 2007 and last amended on October 16, 2007 (the “Schedule 13D”) by Singapore Technologies Semiconductors Pte Ltd (“STSPL”), a wholly-owned subsidiary of Temasek Holdings (Private) Limited (“Temasek”), and by Temasek relating to the Ordinary Shares of STATS ChipPAC Ltd. (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 18 shall have the meanings set forth in the Schedule 13D.
     This Amendment amends and supplements the disclosure in Item 4 (“Purpose of Transaction”) and Item 5 (“Interest in Securities of the Issuer”) of the Schedule 13D.
Purchases of Ordinary Shares, ADSs and Convertible Notes
     As previously disclosed, STSPL intends to continue to seek to acquire additional Ordinary Shares, ADSs and Convertible Notes, through open market purchases, privately negotiated transactions or otherwise, upon such terms and at such prices as STSPL shall determine, subject to applicable law and regulations.
     Since the filing of Amendment No. 17 to the Schedule 13D and Amendment No. 31 to the Schedule 13E-3, STSPL (and through its ownership of STSPL, Temasek) has acquired beneficial ownership of the following additional Ordinary Shares:
•	On October 16, 2007, STSPL acquired beneficial ownership of an additional 30,540 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.07691 per Ordinary Share.

•	On October 17, 2007, STSPL acquired beneficial ownership of an additional 48,160 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.09738 per Ordinary Share.

•	On October 18, 2007, STSPL acquired beneficial ownership of an additional 46,150 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.0916 per Ordinary Share.

•	On October 19, 2007, STSPL acquired beneficial ownership of an additional 48,160 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.09355 per Ordinary Share.

•	On October 22, 2007, STSPL acquired beneficial ownership of an additional 45,830 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.09277 per Ordinary Share.

•	On October 23, 2007, STSPL acquired beneficial ownership of an additional 45,830 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.12172 per Ordinary Share.

•	On October 24, 2007, STSPL acquired beneficial ownership of an additional 45,830 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.12495 per Ordinary Share.

•	On October 25, 2007, STSPL acquired beneficial ownership of an additional 45,830 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.12437 per Ordinary Share.

•	On October 26, 2007, STSPL acquired beneficial ownership of an additional 45,830 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.12821 per Ordinary Share.

•	On October 29, 2007, STSPL acquired beneficial ownership of an additional 40,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.12067 per Ordinary Share.

•	On October 30, 2007, STSPL acquired beneficial ownership of an additional 37,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.12309 per Ordinary Share.

•	On October 31, 2007, STSPL acquired beneficial ownership of an additional 18,050 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.12676 per Ordinary Share.

•	On November 1, 2007, STSPL acquired beneficial ownership of an additional 49,430 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.12315 per Ordinary Share.

•	On November 2, 2007, STSPL acquired beneficial ownership of an additional 33,250 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.12534 per Ordinary Share.

•	On November 5, 2007, STSPL acquired beneficial ownership of an additional 10,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.1221 per Ordinary Share.

•	On November 6, 2007, STSPL acquired beneficial ownership of an additional 33,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.13518 per Ordinary Share.

•	On November 7, 2007, STSPL acquired beneficial ownership of an additional 80,030 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.13697 per Ordinary Share.

•	On November 8, 2007, STSPL acquired beneficial ownership of an additional 72,940 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.13235 per Ordinary Share.

•	On November 9, 2007, STSPL acquired beneficial ownership of an additional 37,390 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.12718 per Ordinary Share.

•	On November 12, 2007, STSPL acquired beneficial ownership of an additional 78,980 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.13043 per Ordinary Share.

•	On November 13, 2007, STSPL acquired beneficial ownership of an additional 74,670 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.14658 per Ordinary Share.

•	On November 14, 2007, STSPL acquired beneficial ownership of an additional 57,170 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.14969 per Ordinary Share.

•	On November 15, 2007, STSPL acquired beneficial ownership of an additional 33,960 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.14282 per Ordinary Share.

•	On November 16, 2007, STSPL acquired beneficial ownership of an additional 78,980 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.15544 per Ordinary Share.

•	On November 19, 2007, STSPL acquired beneficial ownership of an additional 65,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.14728 per Ordinary Share.

•	On November 20, 2007, STSPL acquired beneficial ownership of an additional 78,980 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.1488 per Ordinary Share.

•	On November 21, 2007, STSPL acquired beneficial ownership of an additional 17,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.146 per Ordinary Share.

•	On November 23, 2007, STSPL acquired beneficial ownership of an additional 26,440 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.15137 per Ordinary Share.

•	On November 26, 2007, STSPL acquired beneficial ownership of an additional 55,380 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.15138 per Ordinary Share.

•	On November 27, 2007, STSPL acquired beneficial ownership of an additional 55,510 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.15622 per Ordinary Share.

•	On November 28, 2007, STSPL acquired beneficial ownership of an additional 46,510 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.16756 per Ordinary Share.

•	On November 29, 2007, STSPL acquired beneficial ownership of an additional 12,170 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.16069 per Ordinary Share.

•	On November 30, 2007, STSPL acquired beneficial ownership of an additional 18,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.15417 per Ordinary Share.

•	On December 3, 2007, STSPL acquired beneficial ownership of an additional 30,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.14845 per Ordinary Share.

•	On December 4, 2007, STSPL acquired beneficial ownership of an additional 22,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.15045 per Ordinary Share.

•	On December 5, 2007, STSPL acquired beneficial ownership of an additional 39,390 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.15057 per Ordinary Share.

•	On December 6, 2007, STSPL acquired beneficial ownership of an additional 22,070 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.15522 per Ordinary Share.

•	On December 7, 2007, STSPL acquired beneficial ownership of an additional 28,300 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.14714 per Ordinary Share.

•	On December 10, 2007, STSPL acquired beneficial ownership of an additional 12,350 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.13538 per Ordinary Share.

•	On December 11, 2007, STSPL acquired beneficial ownership of an additional 20,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.13035 per Ordinary Share.
     The aggregate purchase price for such additional Ordinary Shares is US$1,911,873.03.
     As of December 11, 2007, STSPL (and through its ownership of STSPL, Temasek) beneficially owned 1,845,544,189 Ordinary Shares (including Ordinary Shares represented by ADSs and Ordinary Shares into which the US$134,500,000 principal amount of Convertible Subordinated Notes due 2008 beneficially owned by STSPL may be converted), representing 84.18% of the issued Ordinary Shares (including in the numerator and the denominator the Ordinary Shares issuable upon a conversion of the Convertible Subordinated Notes due 2008 beneficially owned by STSPL).
Proposed Recapitalization
     STSPL and Temasek are discussing with the Company the possibility of effecting a recapitalization of the Company, which may take place as early as the first quarter of 2008. The recapitalization under discussion would potentially involve raising funds through bank financing and/or a debt offering, and using the proceeds to refinance existing debt and to return capital to the Company’s shareholders through a cash distribution. Neither the timing nor the terms of any such transaction have been determined and are subject to prevailing market conditions.
Other Matters
     STSPL and Temasek review on a continuing basis the investment in the Company. Based on such review and depending on the price and availability of the Company’s securities, STSPL and Temasek may, at any time, either alone or as part of group, acquire, or cause to be acquired, additional securities of the Company, in the open market or otherwise; dispose of, or cause to be disposed of, securities of the Company, in the open market or otherwise; or formulate other purposes, plans or proposals regarding the Company or any of its securities and may communicate any of such plans or proposals to the Company, to the extent deemed advisable in light of general investment criteria and policies of STSPL and Temasek, the Company’s business, financial condition and operating results, general market and industry conditions or other factors.
     In addition, from time to time, STSPL and Temasek and their affiliates may hold discussions with the management or directors of the Company or other parties regarding any or all of the following, and STSPL and Temasek specifically reserve the right to change their intention with respect to any or all of such matters:
     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
     (d) any change in the present board of directors or management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;
     (e) any material change in the present capitalization or dividend policy of the Company;
     (f) any other material change in the Company’s business or corporate structure;
     (g) changes in the Company’s charter or bylaws or other actions which may impede the acquisition of control of the Company by any person;
     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
     (j) any action similar to any of those enumerated above.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Singapore Technologies Semiconductors Pte Ltd
By:	/s/ Leong Wai Leng
	Name:	Leong Wai Leng
	Title:	Director
	Date:	December 12, 2007

Temasek Holdings (Private) Limited
By:	/s/ Leong Wai Leng
	Name:	Leong Wai Leng
	Title:	Chief Financial Officer
	Date:	December 12, 2007